

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
James C. Fish, Jr.
Chief Financial Officer
Waste Management, Inc.
1001 Fannin; Suite 4000
Houston, TX 77002

   Re: Waste Management, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed February 14, 2013
     File No. 1-12154

Dear Mr. Fish:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Cash

        John Cash
        Accounting Branch Chief

cc: Mr. Don P. Carpenter, Vice President and Chief Accounting Officer
   (via E-mail)